UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fly Leasing Limited

(Name of Issuer)

American Depository Shares, each representing one Common Share, par value $0.001 per share

(Title of Class of Securities)

34407D109

(CUSIP Number)

Vincent Cannon

Summit Aviation Partners LLC

50 California Street, 14th Floor, San Francisco, CA 94111

Tel.: 415-267-1600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34407D109
1.	Names of Reporting Persons. Steven Zissis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC/AF/PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,195,864 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,195,864 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,195,864 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 7.5%
14.	Type of Reporting Person (See Instructions) IN

(1) Represents 97,439 ADSs held by the Zissis Family Trust, 487,708 ADSs held by SZ Services Puerto Rico LLC and 1,610,717 ADSs held by Summit Aviation Partners LLC.

CUSIP No.	34407D109
1.	Names of Reporting Persons. Zissis Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,195,864 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,195,864 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,195,864 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 7.5%
14.	Type of Reporting Person (See Instructions) OO

(2) Represents 97,439 ADSs held by the Zissis Family Trust, 487,708 ADSs held by SZ Services Puerto Rico LLC and 1,610,717 ADSs held by Summit Aviation Partners LLC.

CUSIP No.	34407D109
1.	Names of Reporting Persons. Summit Aviation Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,610,717
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,610,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 5.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	34407D109
1.	Names of Reporting Persons. SZ Services Puerto Rico LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 487,708
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 487,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 1.7%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 3 to Statement on Schedule 13D (the “Amendment”) relates to the American Depositary Shares (the “ADSs”) of Fly Leasing Limited, a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at West Pier, Dun Laoghaire, County Dublin, A96 N6T7, Ireland.

Item 2. Identity and Background

The names of the reporting persons are Steven Zissis, the Zissis Family Trust (the “Trust”), Summit Aviation Partners LLC (“SAP”) and SZ Services Puerto Rico LLC (“Services”) (each a “Reporting Person” and collectively, the “Reporting Persons”).

Steven Zissis

Mr. Zissis’s business address is c/o SZ Services Puerto Rico LLC, 1302 Ponce De Leon Avenue, Jose Ramon Figueroa Center, Suite 101, San Juan, Puerto Rico 00907. Mr. Zissis is a director of the Issuer, the President and Manager of SAP, an Authorized Person of Services, and the President and Chief Executive Officer of BBAM Limited Partnership, an exempted limited partnership registered in the Cayman Islands (“BBAM”).

Zissis Family Trust

The Trust is a trust organized under the laws of Nevada. The business address of the Trust is 3630 Lamay Lane, Reno, Nevada 89511. Mr. Zissis is a trustee of the Trust.

SAP

SAP is a Delaware limited liability company with its principal offices and business address at 50 California Street, 14th Floor, San Francisco, CA 94111. The name, business address, present principal occupation or employment, principal business address of such employer (if not SAP) and citizenship of each director and executive officer of SAP is set forth on Schedule A.

Services

Services is a Puerto Rico limited liability company with principal offices and business address at 1302 Ponce De Leon Avenue, Jose Ramon Figueroa Center, Suite 101, San Juan, Puerto Rico 00907. The name, business address, present principal occupation or employment, principal business address of such employer (if not Services) and citizenship of each director and executive officer of Services is set forth on Schedule B.

During the last five years, none of the Reporting Persons, nor, to the knowledge of any Reporting Person, any of the persons listed on Schedule A attached hereto, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Mr. Zissis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Steven Zissis

Mr. Zissis previously acquired 132,439 ADSs. This figure includes ADSs acquired directly from the Issuer in the Issuer’s 2007 and 2013 public offerings of ADSs at the applicable public offering price per share from Mr. Zissis’ personal funds, and ADSs acquired at no cost directly from the Issuer pursuant to the Issuer’s long-term incentive compensation plan. Mr. Zissis previously transferred all of the 132,439 ADSs acquired by him to the Trust.

Trust

The Trust previously acquired 132,439 ADSs in gift transfers from Mr. Zissis for zero consideration. As of the date of this Amendment, the Trust holds 97,439 ADSs.

SAP

SAP previously acquired 1,438,212 ADSs for an aggregate purchase price of approximately $13,779,998 in two transactions dated April 29, 2010 (for 1,000,000 ADSs at a purchase price of $8.78 per ADS) and December 31, 2012 (for 438,212 ADSs at a purchase price of $11.41 per ADS). In a series of transactions pursuant to a Rule 10b-18 Plan beginning on January 14, 2016 and completed on January 21, 2016, the Reporting Persons acquired 172,505 ADSs for an aggregate purchase price of approximately $1,999,996. The acquisition of these shares was funded through working capital.

Services

On February 28, 2018, Summit Aviation Holdings LLC (“SAH”) and the Issuer entered into an Equity Commitment Letter, which was filed as Exhibit 4.6 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2018. Pursuant to the Equity Commitment Letter, SAH agreed to, or to cause one or more of its affiliates or co-investors to, purchase from the Issuer 666,667 ADSs at $15.00 per ADS. In connection therewith, on July 11, 2018, SAH and the Issuer executed a Securities Purchase Agreement (the “2018 Fly Purchase Agreement”). In accordance with the 2018 Fly Purchase Agreement, SAH assigned its rights and obligations under the 2018 Fly Purchase Agreement with respect to the purchase of 487,708 of the ADSs to Services. The purchase of the 487,708 ADSs by Services from the Issuer was completed on July 13, 2018 for approximately $7,315,620. The acquisition of these shares was funded through working capital.

Item 4. Purpose of Transaction

The ADSs were acquired by the Trust, SAP and Services, respectively, for investment purposes.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. As part of this ongoing review, the Reporting Persons may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Without limiting the generality of the foregoing, each Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional ADSs or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) encourage (including, without limitation, through their positions on or designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization, financing transaction or liquidation involving the Issuer or any of its subsidiaries (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (C) changes to the Issuer’s capitalization or dividend policy, (D) changing the Issuer’s memorandum of association, bye-laws, or similar organizational instruments, including taking other actions which may impede the acquisition of control of the Issuer by any person, (E) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Act or (F) other changes to the Issuer’s business or structure. In addition, Steven Zissis and any other directors who are affiliated with the Reporting Persons may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer’s organizational documents.

In no event does any of the foregoing relate to any plan or proposal that might be considered or discussed by any individual who is serving as a member of the Issuer’s Board of Directors solely in his or her capacity as a director.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to rows 11-13 of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 2,195,864 ADSs in the aggregate, representing approximately 7.5% of the Issuer’s outstanding ADSs (based on 29,316,686 ADSs outstanding as of the date of this report).

(b) The responses of the Reporting Persons to rows 7-10 of the cover pages of this Statement are incorporated herein by reference.

(c) There have been no purchases or sales of the Issuer's ADSs by any of the Reporting Persons within the last 60 days, except for the purchase of 487,708 of ADSs by Services, for $15.00 per ADS, as described under Item 3 above.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In accordance with the terms of that certain purchase agreement dated November 30, 2012 (as amended, the “2012 Fly Purchase Agreement”), among SAP, the Issuer and Onex Corporation and its affiliates (“Onex”), the Issuer, SAP and Onex (SAP and Onex collectively, the “Holders”) entered into a Registration Rights Agreement dated December 28, 2012, pursuant to which the Issuer filed a shelf registration statement (File No. 333-187305) (the “Registration Statement”) under Rule 415 of the Securities Act of 1933, as amended, on March 15, 2013 for a public offering of certain ADSs held by SAP and Onex (the “Registrable Shares”). The Registration Statement was declared effective by the SEC on May 1, 2013. The Holders have the right to sell their Registrable Shares at any time or from time to time pursuant to the Registration Statement in any manner described under “Plan of Distribution” in the Registration Statement, including pursuant to an underwritten offering of no less than $10 million of Registrable Shares. If the Issuer fails to maintain the effectiveness of the Registration Statement, each Holder has the right to demand registration of the Registrable Shares held by such Holder. The Registration Rights Agreement includes customary provisions relating to registration procedures, expenses and indemnification.

In accordance with the terms of the 2018 Fly Purchase Agreement, the Issuer, SAH and Onex entered into a Registration Rights Agreement dated July 13, 2018 (the “2018 Registration Rights Agreement”). SAH assigned its rights and obligations under the 2018 Registration Rights Agreement with respect to the ADSs acquired by Services, to Services. Pursuant to the 2018 Registration Rights Agreement, the Issuer will amend the Registration Statement to allow Services to sell the ADSs it purchased on July 13, 2018 at any time or from time to time pursuant to the Registration Statement in any manner described under “Plan of Distribution” in the Registration Statement, including pursuant to an underwritten offering of no less than $10 million of such ADSs. If the Issuer fails to maintain the effectiveness of the Registration Statement, Services has the right to demand registration of its ADSs. The Registration Rights Agreement includes customary provisions relating to registration procedures, expenses and indemnification.

Pursuant to the terms of the 2012 Fly Purchase Agreement, SAP may not sell or otherwise dispose of the 1,438,212 ADSs acquired by SAP in 2010 and 2012 without the prior written consent of the Company, except for (i)

an aggregate amount of ADSs equal to 1,438,212 multiplied by the percentage of outstanding equity interests in BBAM that have been sold or otherwise transferred by Onex and its affiliates to third parties and (ii) transfers to affiliates of SAP. In October 2017, Onex and its affiliates sold 30% of their outstanding equity interests in BBAM to third parties. This lock-up agreement does not apply to the ADSs purchased by SAP in January 2016, or to the ADSs held by the Trust or Services.

Pursuant to the terms of the 2018 Fly Purchase Agreement, the 666,667 ADSs sold thereunder, including the 487,708 ADSs sold to Services, may not be sold or otherwise disposed of without the prior written consent of the Issuer during the 180-day period following July 13, 2018, except transfers to affiliates.

Except for the arrangements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Registration Rights Agreement dated as of December 28, 2012 among the Issuer, SAP and Onex (previously filed as Exhibit 1 to Schedule 13D filed on January 9, 2013).

Exhibit 2: Fly Leasing Limited Securities Purchase Agreement dated as of November 30, 2012 between the Issuer, SAP and Onex (previously filed as Exhibit 2 to Schedule 13D filed on January 9, 2013).

Exhibit 3: First Amendment to Purchase Agreement dated as of December 28, 2012 among the Issuer, SAP and Onex (previously filed as Exhibit 3 to Schedule 13D filed on January 9, 2013).

Exhibit 4: Securities Purchase Agreement dated as of July 11, 2018 among the Issuer and SAH.

Exhibit 5: Registration Rights Agreement dated as of July 13, 2018 among the Issuer, SAH and Onex.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Steven Zissis July 20, 2018
Date

/s/ Steven Zissis
Signature

Zissis Family Trust July 20, 2018
Date

/s/ Steven Zissis
Signature

Steven Zissis, Trustee
(Name/Title)

Summit Aviation Partners LLC July 20, 2018
Date

/s/ Steven Zissis
Signature

Steven Zissis, President & Manager
(Name/Title)

SZ Services Puerto Rico LLC July 20, 2018
Date

/s/ Steven Zissis
Signature

Steven Zissis, Authorized Person
(Name/Title)

 SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF SUMMIT AVIATION PARTNERS LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SAP are set forth below. If no business address is given the director’s or officer’s business address is 50 California Street, 14th Floor, San Francisco, CA 94111. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SAP. All of the persons listed below are citizens of the United States of America, except where indicated.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
Steven Zissis	President & Manager
Robert S. Tomczak	Chief Financial Officer and Vice President
Gregory Azzara	Vice President and Secretary

1 Same address as director’ or officer’s business address except where indicated.

 SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS

OF SZ SERVICES PUERTO RICO LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Services are set forth below. If no business address is given the director’s or officer’s business address is 1302 Ponce De Leon Avenue, Jose Ramon Figueroa Center, Suite 101, San Juan, Puerto Rico 00907. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Services. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
Steven Zissis	President
Jamie Zissis	Vice President and Secretary

1 Same address as director’ or officer’s business address except where indicated.